June 6, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

NGFC Equities, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed June 6, 2016

File No. 333-210436

Dear Mr. Spirgel:

By letter dated June 3, 2016, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NGFC Equities, Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A3, filed on May 25, 2016.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.

We note that in response to our comment 2 that you have revised your risk factors to indicate that you will repay the promissory note issued to the investor with existing funds and future cash proceeds. However, later in your registration statement, at page 13, you state that the promissory note was executed in connection with the equity purchase agreement. Please revise your disclosure to include a representation that (i) you have the ability to repay the promissory note without recourse to the monies received or to be received under the equity purchase agreement and (ii) the amount of indebtedness will not be reduced or relieved by the issuance of shares under the equity purchase agreement.

Response:

We revised the statement on page 13 under “Material Terms of Equity Purchase Agreement with Southridge” to state that we have the ability to pay this note without depending on any proceeds from this equity purchase agreement and that the amount of indebtedness will not be reduced or relieved by the issuance of shares under the equity purchase agreement.

Investment Company Status

2.

The staff of the Division of Investment Management has reviewed your response to prior comment 7 and asks that you provide the following additional information:
a. With respect to the Form 8-K about the NGLP transaction, filed on May 23, 2016, what assets and operations exactly were spun off?

Response:

Before responding to the series of questions on this issue, I should let the Commission know that our usage of the term “spin-off” to describe this 8K event does not seem to be appropriate since what actually took place was NGFC resigning as the general partner (“GP”) and severing any relationship with NGLP in order to avoid NGFC being defined as an investment company under the Investment Company Act of 1940.  Therefore, in addressing the rest of the responses please allow me to address the responses accordingly.

The NGFC Limited Partnership (“NGLP”) had cash in the bank and a brokerage account and a capital account of the limited partners. Those assets and the capital account were recorded on the consolidated financial statements of the Company recording the capital account of NGLP as non-controlling interest. At the point of NGFC resigning as the GP, those assets and the capital account were separated from the consolidated financial statements. NGLP was seeking out operating gas stations to buy and lease to the Company and also was investing some of NGLP funds in fundamentally strong stocks. Those operations were also separated.

b. Prior to the spinoff, which was effective May 31, 2016, did NGFC have any kind of security or ownership interest in NGLP?

Response:

When we began NGLP in March of 2015, NGFC became the general partner and also contributed $35,000 in cash as a limited partner to set up a brokerage account owning 100% of NGLP at that initial stage. By September 30, 2015 (the fiscal year-end date of the Company), NGLP has received $520,350 in capital and thus NGFC ownership was 6.73%. As of May 31, 2016, the Company has withdrawn $25,000 of its cash contribution and currently has $10,000 of its cash with NGLP. With a total capital of $545,350 that makes the ownership of NGFC after the date of NGFC resigning as GP to be 1.83%.

c. If not, please explain how NGFC spun off an entity in which it has no ownership interest?

Response:

As mentioned above, we would like to change the wording of the event to state that NGFC resigned as the GP instead of calling this separation a spin-off.

d. What did NGFC give to its shareholders in connection with the NGLP spinoff?

Response:

The reason NGFC resigned as the GP was to avoid NGFC being defined an investment company under the Investment Company Act of 1940 due to NGLP investing more than 40% of company’s total assets in stocks of public companies. So we would like to withdraw the term spin-off to define this event and state the event as NGFC resigning as the GP.

e. Why was/is NGLP consolidated on NGFC’s financial statements?

Response:

When NGLP was set up NGFC put the initial capital and was not sure how much capital NGLP will be able to raise and also NGFC acted as the GP with the right to 30% of the gains from NGLP. The Company referred to ASC 810 and determined because NGFC was the GP with the power to control activities of NGLP, it should consolidate NGLP operations with NGFC.  We also consulted our auditor and counsel in making this decision.

f. Please describe the advisory relationship between NGFC and NGLP both before and after the spinoff. In addition to other information necessary to explain the relationship, please indicate what compensation NGLP provided NGFC for serving as general partner.

Response:

Prior to NGFC resigning as the GP, NGFC received 30% net gain when the net asset value of NGLP went above the total capital contribution. After NGFC resigned as the GP, NGFC became only a limited partner.

g. Will NGFC be entitled to 30% of NGLP limited partnership distributions and gains going forward?

Response:

No, NGLP would be a separate entity and will only share gains as a limited partner.

h. What consideration was provided in connection with Mr. Weeraratne taking over as general partner of NGLP?

Response:

Mr. Weeraratne will get 30% of the gains of NGLP going forward but will not get any management fees.

i. How will Mr. Weeraratne be compensated as general partner of NGLP?

Response:

30% of gains of NGLP.

j. Does NGFC have any kind of security or ownership interest in NGLP now, post-spinoff (e.g., does NGFC hold any limited partnership interest in NGLP)?

Response:

 Before the resignation of NGFC as GP,  as of September 30, 2015 NGFC owned 6.73% of NGLP and just prior to NGFC resigning as the GP it owned 1.83% of and that ownership of 1.83% as a limited partner is continued to the current time.

k. Has NGLP been in compliance with the requirements of Section 3(c)(1) of the Investment Company Act both before and after the spinoff? Please include an explanation with your response indicating how NGLP complied with the referenced code section or why the company did not comply.

Response:

When setting up NGLP, we relied on the code Section 3(c)(1) or Section 3(c)(7) exemption of the Investment Company Act of 1940 that allows hedge funds and private equity funds to maintain their exemption from securities and mutual fund registration. Under Section 3(c)(1), a fund must not publicly offer or solicit investors in the general public and is limited to 99 “accredited investors”. Funds organized as a 3(c)(1) are offered to prospective investors pursuant to an exemption from the public registration requirements for securities offerings under Rule 506 of Regulation D of the Securities Act of 1933. Both before and after the event of NGFC resigning as the GP, NGLP has complied with this section.

l. Now that the spinoff is effective, will NGFC update the explanation of its relationship to NGLP in its public disclosure (e.g., registration statement, the company’s website etc.)?

Response:

Yes we have updated NGFC resigning as GP in our registration statements and in our Company’s website etc.

NGFC Limited Partnership, Page 3

3.

You disclose that the limited partners of NGLP have the option to convert 100% of their capital to NGFC shares by March 17, 2017. Please disclose the material terms of this option and the total number of NGFC shares that could be issued.

Response:

We have disclosed this at various places on the S-1 Amendment No 4 as follows:

“However the option the current Limited Partners of NGLP have as of May 20, 2016 to convert 100% of their capital to NGFC shares at $0.30 per shares by March 31, 2017 will stay effective even after NGFC resign as the GP.  If this conversion feature was executed by all 14 limited partners then their total capital (if any of them did not withdraw prior to March 31, 2017) of $535,350 could be converted at $0.30 cents per share to 1,784,500 shares of Class A Common Stock of NGFC.”

Also on page 32 we have a summary of the Partnership Agreement.

Security Ownership of Certain Beneficial Owners and Management, Page 45

4.

We note that you have two classes of voting securities consisting of Class A common stock and Class B common stock. Please provide beneficial ownership disclosure for each class of your voting securities. Refer to Item 403(a) of Regulation S-K. Furthermore, since your Class B common stock has 10 votes per share, please add a column to your beneficial ownership table showing the total voting control held by each person listed in the table.

Response:

We have revised the “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” on page 45 to disclose the Class B Common Stock ownership showing total voting control held by each person listed on the table.

5.

Please confirm that you have included in the beneficial ownership table the shares of NGFC that limited partners of NGLP may acquire upon conversion of their capital in NGLP. If not, please explain why they are not included. Refer to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

Response:

We have not included the shares of NGFC that limited partners of NGLP may acquire upon conversion of their capital in NGLP because in the “Security Ownership of Certain Beneficial Owners and Management” we have included only a person is deemed to be the beneficial owner of securities that can be acquired by such a person within 60 days from March 31, 2016 (the last quarterly financial statement (10Q) that we have referred to in this prospectus), upon exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such a person (but not those held by any other person) and are exercisable within 60 days from that date have been exercised.

Further, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/S/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer